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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                   FORM 12B-25



                           NOTIFICATION OF LATE FILING


                                                  Commission File Number 0-15474


[x]  Form 10-K and Form 10-KSB     [  ]  Form 20-F             [  ]  Form 11-K
[ ]  Form 10-Q and Form 10-QSB     [  ]  Form N-SAR

For Period Ended................................................  June 30, 2003

                  [  ]  Transition Report on Form 10-K
                  [  ]  Transition Report on Form 20-F
                  [  ]  Transition Report on Form 11-K
                  [  ]  Transition Report on Form 10-Q
                  [  ]  Transition Report on Form N-SAR

For the Transition Period Ended.................................

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type ]
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable



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PART I -- REGISTRANT INFORMATION

AmerAlia, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

20971 E. Smoky Hill Rd.
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Addresses of Principal Executive Office

Denver, CO  80015
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed in the prescribed period.

         As discussed in previous filings, management has devoted a significant amount of time to negotiations for the permanent financing for its acquisition of the assets of White River Nahcolite Minerals Ltd. Liability Co. and certain related contracts held by IMC Chemicals. The acquisition was completed on February 20, 2003. The finalization of the permanent financing will have significant effect on AmerAlia's financial statements and its Form 10-KSB disclosures. Because the permanent financing is still being negotiated, AmerAlia will not be able to compile the information necessary to complete its 10-KSB Report for timely filing without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Robert C.J. van Mourik          (720)                  876-2373
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               (Name)                  Area Code             Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s).
         Yes    [x]                 No  [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

         Yes   [x]                  No  [  ]

         If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The finalization of the permanent financing will have a significant effect on AmerAlia's interest expense, cash balances, outstanding debt and effects on AmerAlia's financial statements.


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                                 AmerAlia, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    September 29, 2003              By:      /s/ Robert van Mourik
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                                              Robert van Mourik
                                              Executive Vice President & Chief
                                              Financial Officer


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